Exhibit 12
General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three months ended March 31, 2006

(Unaudited)
Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Earnings from continuing operations	$2,270	$2,270
Provision for income taxes	366	366
Minority interest	75	75
Earnings from continuing operations before income taxes
and minority interest	2,711	2,711

Fixed charges:
Interest	4,161	4,161
One-third of rentals(a)	80	80
Total fixed charges	4,241	4,241
Less interest capitalized, net of amortization	(19)	(19)

Earnings from continuing operations before income taxes and minority
interest plus fixed charges	$6,933	$6,933

Ratio of earnings to fixed charges	1.63	1.63

Preferred stock dividend requirements		$-

Ratio of earnings before provision for income taxes to earnings from
continuing operations		1.16

Preferred stock dividend factor on pre-tax basis		-
Fixed charges		4,241

Total fixed charges and preferred stock dividend requirements		$4,241

Ratio of earnings to combined fixed charges and preferred stock dividends		1.63

(a)	Considered to be representative of interest factor in rental expense.